PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

1 October 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

New

GKN plc

- **Total voting rights**
- **Director/PMDR shareholgin**

For your information I enclose copies of the above announcements, released to the London Stock Exchange today.

Yours faithfully,

S DeRitter

Sandie De Ritter

Enc

dw10/16

82 - 5204

Regulatory Announcement

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Free annual report

RECEIVED

2007 OCT 14 P 12:21

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	13:11 01-Oct-07
Number	PRNUK-0110

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the issuer

GKN PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) AS S324 AND S328 NOW REPEALED

3. Name of the person discharging managerial responsibilities/director

KEVIN SMITH - DIRECTOR AND PDMR

MAUREEN CONSTANTINE - PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PERSONS NAMED IN 3 ABOVE, WITH THE EXCEPTION OF KEVIN SMITH - CONNECTED PERSON - THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF PERSONS NAMED IN 3. ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P EACH

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

IN RESPECT OF KEVIN SMITH - THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH (74,301 SHARES)

MAUREEN CONSTANTINE (28,433 SHARES)

8. State the nature of the transaction

ACQUISITION UNDER DIVIDEND REINVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH - 894 SHARES

MAUREEN CONSTANTINE - 330 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH - 0.00013%

MAUREEN CONSTANTINE - 0.00005%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.5401

14. Date and place of transaction

28 SEPTEMBER 2007 LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH: 75,195 SHARES (0.0107%)

KEVIN SMITH (INCLUDING BENEFICIAL OWNERSHIP OF THE SHARES WITHIN THE GKN RETIREMENT BENEFITS PLAN FOR KEVIN SMITH): 302,462 SHARES (0.0429%)

MAUREEN CONSTANTINE - 28,763 (0.0041%)

16. Date issuer informed of transaction

28 SEPTEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following:

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

MR CHRIS WINTERS 01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

01 OCTOBER 2007

END

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82 - 5204

Regulatory Announcement

Go to market news section

Free annual report

2007 OCT 14 P 4:21

Company	GKN PLC
TIDM	GKN
Headline	Total Voting Rights
Released	13:02 01-Oct-07
Number	PRNUK-0110

GKN plc

Voting Rights and Capital

In conformity with Rule 5.6.1 of the Financial Services Authority's Disclosure and Transparency Rules, GKN plc is required to notify the market of the following:

As at 28 September 2007, GKN plc's issued share capital consisted of 743,259,927 ordinary shares of 50p each. Each ordinary share carries one vote. GKN plc holds 38,659,142 ordinary shares in Treasury. Therefore, the total number of voting rights in GKN plc is 704,600,785.

The above figure (704,600,785) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, GKN plc under the Financial Services Authority's Disclosure and Transparency Rules.

Grey Denham

Company Secretary

1 October 2007

END

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